Extraordinary General Meeting for Bright Scholar Education Holdings Limited

Date: February 10, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

RESOLUTIONS	For	Against	Abstain
1). As an ordinary resolution, that Junli He be removed as a director of the Company, effective the date hereof.	☐	☐	☐
2). As an ordinary resolution, that Peter Andrew Schloss be removed as a director of the Company and as a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee of the board of directors of the Company, effective the date hereof.	☐	☐	☐
3). As an ordinary resolution, that Ronald J. Packard be removed as a director of the Company and as a member of the audit committee of the board of directors of the Company, effective the date hereof.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________ Please Sign Here ______________ Please Date Above

______________ Please Sign Here ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting for Bright Scholar Education Holdings Limited to be held February 10, 2023 For Holders as of January 17, 2023

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received by 12:00 noon (New York Time) on Febraury 3, 2023.

PROXY TABULATOR FOR
BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 noon (New York Time) on Febraury 3, 2023)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Bright Scholar Education Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business January 17, 2023 at the Extraordinary General Meeting February 10, 2023 in Foshan, China.

NOTES:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution.**
2. **Shareholders may view and download 2023 Extraordinary General Meeting from the company website at: http://ir.brightscholar.com/**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED
P.O. Box 8016
CARY, NC 27512-9903